Exhibit (a)(1)(C)

Offer to Purchase for Cash
by
COLLABRIUM JAPAN ACQUISITION CORPORATION
of
Up to 1,346,041 of Ordinary Shares
at a Purchase Price of $10.52619 Per Share
In Connection with its Extension of Time for a Proposed Business Transaction

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
AT 11:59 P.M., NEW YORK CITY TIME, ON AUGUST 19, 2014 UNLESS EXTENDED.

Your clients, for whom you hold Ordinary Shares registered in your name or in the name of your nominee, are urged to review carefully the Offer to Purchase. If you do not tender your shares at this time, you will retain the right to participate in any initial business combination or to redeem your shares at the time we conduct a second tender offer in connection with such initial business combination. We urge you to retain your shares and consider any proposed initial business combination.

July 23, 2014

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

Collabrium Japan Acquisition Corporation, a British Virgin Islands business company with limited liability (the “Company”), has commenced a tender offer to purchase up to 1,346,041 of its ordinary shares, no par value (the “Ordinary Shares”), at a purchase price of $10.52619 per share, net to the seller in cash, without interest (the “Purchase Price”), for a total purchase price of up to $ 14,168,684.42 , upon the terms and subject to the conditions set forth in its Offer to Purchase dated July 23, 2014 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the “Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold Ordinary Shares registered in your name or in the name of your nominee.

The Offer is conditioned upon, among other things, the number of Ordinary Shares validly tendered and not properly withdrawn being fewer than or equal to 1,346,041 , and the Net Tangible Assets and the Extension Condition (as defined in the Offer to Purchase) having been satisfied. See “The Offer — Conditions of the Offer” in the Offer to Purchase. If more than 1,346,041 Ordinary Shares are validly tendered and not properly withdrawn, we will terminate the Offer. Accordingly, there will be no proration in the event that more than 1,346,041 shares are validly tendered and not properly withdrawn in this Offer. If we terminate the Offer, we will NOT: (i) purchase any Ordinary Shares pursuant to the Offer or (ii) be able to take advantage of the Extension (as defined in the Offer to Purchase) to consummate a business combination, and we will promptly return all Ordinary Shares delivered pursuant to the Offer at our expense.

Enclosed with this letter are copies of the following documents:

1.	Offer to Purchase dated July 23, 2014;

2.	Letter of Transmittal for your use in accepting the Offer and tendering Ordinary Shares of, and for the information of, your clients;

3.	A form of letter that may be sent to your clients for whose account you hold Ordinary Shares registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer; and

4.	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

Certain conditions to the Offer are described in “The Offer — Conditions of the Offer” in the Offer to Purchase.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 11:59 p.m., New York City time, on August 19, 2014.

Under no circumstances will interest be paid on the Purchase Price of the Ordinary Shares regardless of any extension of, or amendment to, the Offer or any delay in paying for such Ordinary Shares.

The Company will not pay any fees or commissions to any broker or dealer or other person (other than the Information Agent, and the Depositary, as described in the Offer to Purchase) in connection with the solicitation of tenders of Ordinary Shares pursuant to the Offer. The Company will not pay or cause to be paid any transfer taxes applicable to its purchase of Ordinary Shares pursuant to the Offer, except as otherwise provided in the Offer to Purchase and Letter of Transmittal (see Instruction 6 of the Letter of Transmittal).

Questions and requests for additional copies of the enclosed materials may be directed to our Information Agent, Morrow & Co., LLC, 470 West Avenue, 3rd Floor, Stamford, CT 06902; telephone: (800) 662-5200 or, for banks and brokerage firms: (203) 658-9400; Email: collabrium.info@morrowco.com.

Very truly yours,

Collabrium Japan Acquisition Corporation

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Depositary, the Information Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.